ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

December 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg, Esq.

Re:	ESGL Holdings Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed November 7, 2023
File No. 333-274586

Dear Mr. Levenberg:

ESGL Holdings Limited (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 22, 2023, regarding the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”) previously filed with the Commission on November 7, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to the Registration Statement based on the Staff’s comments are reflected in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) which is being submitted to the Commission concurrently with the submission of this letter.

Amendment No. 1 to Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

1.	We note that the projected revenues for fiscal years 2022 and 2023 were $5,464,863 and $10,951,856, respectively, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and GUCC in connection with the evaluation of the Business Combination. We also note that your actual revenues for the fiscal year ended 2022 and the Six Months Ended June 30, 2023 were approximately $4,992,034 and $3,394,313, respectively. It appears that you missed your 2022 revenue projection and will miss your 2023 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

RESPONSE: The Company has revised the disclosure on pages 8 and 43 of Amendment No. 2 in response to the Staff’s comment.

2.	We note your revised disclosure in response to prior comment 7 and reissue the comment in part. Please revise to disclose the net proceeds to the Company from this Forward Purchase Agreement. Also, discuss the risks that the terms of this agreement may pose to the Company. In this regard, we note that following the Closing, GUCC paid the Prepayment Amounts of $10,141,403.28 to Vellar and $5,427,750.00 to ARRT directly from GUCC’s Trust Account. We may have additional comments.

RESPONSE: On September 20, 2023, Vellar provided Additional Funds in the amount of $1,000,000 to the Company upon a Funding Request by the Company as defined in the Forward Purchase Agreement, which amount comprises the aggregate net proceeds received by the Company from the Forward Purchase Agreement. The Company does not expect to receive any additional funds pursuant to the Forward Purchase Agreement. As disclosed on pages 27 and 87 of the Registration Statement, the Prepayment Amounts of $10,141,403.28 paid by GUCC to Vellar and $5,427,750.00 paid to ARRT directly from GUCC’s Trust Account were from funds that otherwise would have been redeemed to public holders of shares if Seller had not purchased the shares in open market brokered transactions from the holders that had previously elected to redeem their shares in connection with the Business Combination, but reversed such requests and sold the shares to Seller. Based on the current market price of the Company’s common stock, the Company will not pay any additional cash amounts to the Sellers at the Valuation Date or otherwise. The Company has revised the disclosure on pages 20, 27 and 87 of Amendment No. 2 in response to the Staff’s comment.

We thank the Staff in advance for its review of the foregoing and Amendment No. 2. If you have further comments, we ask that you forward them by electronic mail to our counsel, David J. Levine, Esq., at dlevine@loeb.com or by telephone at (212) 407-4923.

Very truly yours,

/s/ Quek Leng Chuang
Quek Leng Chuang, Chairman of the Board and Chief Executive Officer